Mail Stop 4561

May 19, 2006

Mr. George H. Glatfelter
Chairman and Chief Executive Officer
P.H. Glatfelter Company
96 South George Street
Suite 500
York, Pennsylvania 17401

> **Re:** **P.H. Glatfelter Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **File No. 001-03560**

Dear Mr. Glatfelter:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Business Units, page 15

1. Please refer to your tabular presentation of profitability information by business unit and the composition of income from continuing operations before income taxes. We note that

the total amounts for Costs of products sold, Gross profit (loss), and SG&A exclude certain items. Since these measures are considered to be non-GAAP financial measures, as they are outside of the SFAS 131-required disclosures, tell us what consideration you gave to including the disclosures required in Item 10(e)(1)(i) of Regulation S-K. Refer to Question 21 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In your response, also address your presentation of such measures in your Form 10-Q for the quarterly period ended March 31, 2006.

Gain on Sales of Plant, Equipment and Timberlands, page 20

2.   Your disclosure states, "as consideration for the timberlands sold in 2003, [you] received a 10-year note from a subsidiary of The Conservations Fund in the principal amount of $37.9 million." Your disclosure on page 5 indicates that you entered into an 8-year Supply Agreement whereby you are required to purchase a minimum annual amount of timber from the land that you sold in 2003. Clarify how you considered the provisions of the Note and the Supply Agreement when determining that it was appropriate to record the entire $31.2 million gain from this sale in fiscal year 2003 and tell us what literature you applied when arriving at such determination. As part of your response, ensure you address how you determined that the note receivable was collectable and that your obligation under the Supply Agreement did not impact your ability to realize the gain. Further, tell us how you considered the criteria in paragraph 5 of SFAS 66 when concluding that gain recognition at the time of the sale in fiscal year 2003 was appropriate. Please also address how you considered any other supply agreements entered into in conjunction with the sale of timberland properties in 2004 and 2005 in determining that you did not have substantial continuing involvement with the property to support your gain recognition at the time of each respective sale.

Consolidated Balance Sheets, page 29

3.   We note that the balance of prepaid expenses and other assets represents approximately 10% and 9% of total current assets as of December 31, 2005 and 2004, respectively. We also note that other assets represent approximately 33% and 32% of total assets as of December 31, 2005 and 2004, respectively. In addition, your other current liabilities represent approximately 53% and 56% of total current liabilities as of December 31, 2005 and 2004, respectively. Further, your other long-term liabilities represent approximately 13% and 17% of total liabilities as of December 31, 2005 and 2004, respectively. Tell us your consideration of disclosing any item(s) in excess of 5% pursuant to Regulation S-X, Rules 5-02.8, 5-02.17, 5-02.20 and 5-02.24.

Notes to Consolidated Financial Statements

Note 20. Segment and Geographic Information, page 50

4.   Please refer to your tabular presentation of profitability information by business unit. We note that the total amounts for Costs of products sold, Gross profit (loss), and SG&A do not reconcile to the consolidated statements of income. Tell us what consideration you gave to providing a reconciliation of these items in accordance with paragraph 32.d of SFAS 131. Also address your similar segment disclosure in your Form 10-Q for the quarterly period ended March 31, 2006 in your response.

Form 8-Ks filed on February 16, 2006 and May 11, 2006

5.   Your report contains a non-GAAP financial measure referred to as "adjusted earnings." Demonstrate the usefulness of this non-GAAP measure in assessing performance when the items excluded are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. If you are able to overcome the burden of demonstrating its usefulness, ensure future uses of your non-GAAP financial measures include all disclosures required by Question 8. In addition, ensure that future uses do not use titles or descriptions such as "adjusted earnings" which may be confused as a GAAP measure; we refer you to Regulation S-K, Item 10(e)(1)(ii)(E). That is, your titles and descriptions should clearly identify such measures as non-GAAP measures.

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As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. George H. Glatfelter
P.H. Glatfelter Company
May 19, 2006
page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief